

October 7, 2011

Via Fax
Mr. Jiang Jiemin
Chief Executive Officer
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing, China 100007

> **Re: PetroChina Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed June 25, 2010**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed May 10, 2011**
> **Response Letter Dated August 24, 2011**
> **File No. 1-15006**

Dear Mr. Jiemin:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Proved reserve estimate table, page 22

1.   We note your response to comment two which indicates that you employ phased development to achieve stable production in low permeability reservoirs to meet long-term supply obligations. With respect to these low permeability fields;

- describe their physical characteristics and specify the techniques used to develop and produce the natural gas;

- tell us if there is a mechanism or alternate market to sell produced gas from these reservoirs (i.e. other than through the long-term supply contracts described in your prior response);

- specify if you have declared proved undeveloped reserves that are expected to be developed and produced beyond the terms of the long-term supply agreements;

- refer to Question 108.01 of the Compliance and Disclosure Interpretations ("C&DIs") of the Oil and Gas Rules in Regulation S-X and Regulation S-K and tell us how you concluded what constitutes a development project. In this regard, your prior response appears to focus on reservoirs rather than development projects; and

- tell us the level of capital expenditures associated with the related proved undeveloped reserves that would be lost if the project was terminated.

Supplementary Information on Oil and Gas Producing Activities (Unaudited), page F-40

2.   We note your response to prior comment four which specifies that value-added tax and other taxes are netted against "future cash inflows from sales of oil and gas." Please clarify the intended meaning of "netted against" and tell us how you classify the related cash inflows from the sale of oil and gas associated with value-added tax and other taxes in your standardized measure of discounted future net cash flows. As previously requested, please confirm you will disclose how you have treated and where you have classified the fees, taxes, and royalties you describe on pages 45 and 46 in your proved oil and gas reserves estimates

In addition, please clarify how you have treated and where you have classified the fees, taxes, and royalties you describe on pages 45 and 46 in your statements of operations. Lastly, please confirm that you will disclose these classification policies in your filings.

Closing Comments

You may contact John Cannarella at (202) 551-3337 or Mark C. Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director